Exhibit 99.01

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Years ended December 31, 2013, 2012 and 2011

	Balance at	Charged to	Charged to	Write-offs	Balance at
	Beginning of	Costs and	Other	Net of	End of
	Year	Expenses	Accounts	Recoveries	Year
	(in thousands)
Allowance for Doubtful Accounts
2013	$429	$619	$—	$(383)	$665
2012	$524	$528	$—	$(623)	$429
2011	$700	$190	$—	$(366)	$524

Valuation Allowance for Deferred Tax Assets
2013	$312,127	$(11,367)	$(6,659)	$—	$294,101
2012	$322,395	$(10,282)	$14	$—	$312,127
2011	$320,498	$1,851	$46	$—	$322,395